Exhibit 3.2.6

AMENDMENT OF BYLAWS

19 December 2008

RESOLVED, by the action of the Board of Directors of Headwaters Incorporated (the “Corporation”) that the Bylaws (the “Bylaws”) of the Corporation be amended in the following respects:

1. To replace the last sentence of Article Two Section 8, with the following paragraph:

Except as may be provided in the terms of any series of preferred stock authorized for issuance pursuant to the Corporation’s Amended and Restated Certificate of Incorporation, at each meeting of the stockholders for the election of directors, at which a quorum is present, each director shall be elected by the vote of the majority of the votes cast (meaning the number of shares voted “for” a nominee must exceed the number of shares voted “withheld” from such nominee). Notwithstanding the foregoing, the directors shall be elected by a plurality vote of all votes cast at any meeting at which a quorum is present and (a) for which (i) the Secretary of the Corporation receives a notice in compliance with applicable requirements for stockholder nominations for director set forth in these Bylaws that a stockholder proposes to nominate a person for election to the Board of Directors, and (ii) such proposed nomination has not been withdrawn by such stockholder(s) on or prior to the tenth day preceding the date the Corporation first mails or otherwise transmits its notice of meeting for such meeting to the stockholders, or (b) under applicable law otherwise is an election in which the number of nominees is greater than the number of open seats on the Board of Directors. “Abstentions” and “broker non-votes,” if applicable, although counted for quorum purposes, shall not be included in the total number of votes cast or be counted as votes cast “for” or “withheld” from any nominee.

2. To add the following paragraphs to Article Three Section 1:

Each director shall submit his or her Irrevocable Resignation as defined below.

The Board of Directors shall nominate for re-election as a director only an incumbent candidate who has tendered, prior to the mailing of the proxy statement for the annual meeting at which he or she is to be nominated for re-election as a director, an irrevocable resignation authorized by Section 141(b) of the Delaware General Corporation Law that will be effective upon (i) the failure of the director to receive the required vote at any annual meeting at which such director is nominated for re-election and (ii) acceptance by the Board of Directors of such resignation (an “Irrevocable Resignation”). The Board of Directors shall fill director vacancies and new directorships only with candidates who tender, at or prior to the time of their appointment to the Board of Directors, an Irrevocable Resignation.